Move confidently into the future™

The MEMBERS Zone Annuity from MEMBERS Life Insurance Company is a unique contract that offers both index-linked returns and a limit on market losses. It lets you set a personal “comfort zone” of upside potential and downside protection that’s right for you.

Setting your zone
You create your zone of risk and reward by selecting an index period - 5, 7 or 10 years - and then allocating your purchase payment between two Risk Control Accounts. Each account is linked to the S&P 500 Index, but each has its own range of potential investment performance.

•	The Secure Account has a declared rate cap and a 0% rate floor. Credited interest on dollars in the Secure Account can never be less than 0% or more than the current cap. If the S&P 500 experiences a loss in a given year, the value in the Secure Account is protected.

Dollars invested in this account are safe from market downturns and receive modest growth potential.

•	The Growth Account has a higher declared rate cap and a -10% rate floor. In times of strong market performance, dollars in the Growth Account can receive higher index interest, but are also subject to market risk of -10%.

Dollars invested in this account can experience limited losses if the market is down, but when the market is up these dollars have more room to grow.

By blending your allocation to the two accounts, you control your potential risk and return. You receive performance linked to a market index with the confidence of a limit on losses. And you can reallocate between accounts each year and personalize your annuity to fit your lifestyle and future outlook.

The current rate caps
The following declared rate caps are in effect for the dates shown:

CURRENT RATE CAPS Effective beginning: 00/00/00 For contracts issued on: 00/00/00
Index Period	Secure Account	Growth Account
5-year	0.00%	00.00%
7-year	0.00%	00.00%
10-year	0.00%	00.00%
Rate caps are subject to change. Rate caps are effective as of the above date and assume a contract can be issued on the date shown.

Annuities are long-term insurance products designed for retirement purposes. Many annuities, including the MEMBERS Zone Annuity, offer four main features: (1) a selection of investment options, (2) tax-deferred earnings accumulation, (3) guaranteed lifetime payout options, and (4) death benefit options. Before investing, consider the annuity’s investment objectives, risks, charges and expenses. The prospectus contains this and other information. Please read it carefully. This brochure is authorized for use with the public only when preceded or accompanied by a prospectus and brochure 10003559 for the MEMBERS® Zone Annuity.

All guarantees are backed by the claims-paying ability of MEMBERS Life Insurance Company (MEMBERS Life) and do not extend to the performance of the underlying accounts which can fluctuate with changes in market conditions.

Annuity contract values, death benefits and other values fluctuate based on the performance of the investment options and may be worth more or less than your total purchase payment when surrendered. Withdrawals during the index period may be subject to surrender charges, and may also be subject to a market value adjustment (MVA). Surrender charges range from 0% to 9% during the index period. The MVA can have a positive or negative impact on contract values, depending on how interest rates have changed since the contract was issued.

Withdrawals of taxable amounts are subject to ordinary income tax, and if taken before age 59½ may be subject to a 10% federal tax penalty. If you are considering purchasing an annuity as an IRA or other tax-qualified plan, you should consider benefits other than tax deferral since those plans already provide tax-deferred status. MEMBERS Life does not provide tax or legal advice. Contact a licensed professional.

The S&P 500 Index is a product of S&P Dow Jones Indices LLC (“SPDJI”), and has been licensed for use by CMFG Life Insurance Company, the parent company of MEMBERS Life. Standard & Poor’s®, S&P® and S&P 500® are registered trademarks of Standard & Poor’s Financial Services LLC (“S&P”); Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC (“Dow Jones”); and these trademarks have been licensed for use by SPDJI and sublicensed for certain purposes by CMFG Life Insurance Company. The MEMBERS Zone Annuity is not sponsored, endorsed, sold or promoted by SPDJI, Dow Jones, S&P, their respective affiliates, and none of such parties make any representation regarding the advisability of investing in this product nor do they have any liability for any errors, omissions or interruptions of the S&P 500 Index.

MEMBERS Insurance & Investments is the marketing name for products offered by MEMBERS Life and other leading carriers. Insurance and annuity products are issued by MEMBERS Life, 2000 Heritage Way, Waverly, IA 50677. Registered annuity products are underwritten and distributed by CUNA Brokerage Services, Inc., member FINRA/SIPC, a registered broker/dealer and investment advisor. Investment and insurance products are not federally insured, may involve investment risk, may lose value and are not obligations of or guaranteed by the financial institution.

All contracts and forms may vary by state, and may not be available in all states or through all broker/dealers.

10003741	© CUNA Mutual Group Base Policy Form 2012-SPDMGIA REV 0813